FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, May 6, 2008 –Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD) announces its results for the 1st quarter of 2008 (1Q08). The Company’s operating and financial information is presented on a consolidated basis and in Reais, pursuant to Brazilian Corporate Law, and all comparisons are with the first quarter of 2007 (1Q07), except where stated otherwise.

Pro-forma EBITDA increases 27.7% in the quarter

  Gross sales totaled R$ 4,990.8 million and net sales came to R$ 4,244.1 million, respective year-on-year growth of 19.7% and 20.2%.

  In the same-store concept, gross sales moved up by 8.5% and net sales by 8.9%. The non-food category performed best, climbing by 11.4%, while food products recorded growth of 7.6%.

  Pro-forma operating expenses were the quarterly highlight, falling by 200 basis points (bps) over 1Q07, as a percentage of net sales.

  First-quarter pro-forma EBITDA stood at R$ 300.7 million, 27.7% up on 1Q07, with a margin of 7.1%. Excluding the impact of Assai, pro-forma EBITDA margin would have come to 7.4%.
  Another important highlight was Sendas Distribuidora, which reported an EBITDA margin of 7.1%, its highest ever figure, reflecting the unit’s efforts since July 2007 in association with Galeazzi & Associados. This performance was based on a 200 bps increase in the gross margin, accompanied by a substantial reduction in operating expenses, which fell by 330 bps as a percentage of net sales, both of which in relation to 1Q07.

  After reaching break-even in December 2007, FIC – Financeira Itaú CBD recorded its first quarterly profit. As a result, equity income improved considerably from a negative R$ 5.9 million in 1Q07 to a positive R$ 1.2 million in 1Q08.

  First-quarter pro-forma net income totaled R$ 53.4 million, 43.3% up on 1Q07.

Financial and Operating Highlights

(R$ million)(1)	1Q08 Pro-forma	1Q07 Pro-forma	Chg.

Gross Sales	4,990.8	4,168.0	19.7%
Net Sales	4,244.1	3,530.3	20.2%
Gross Profit	1,112.6	981.8	13.3%
Gross Margin - %	26.2%	27.8%	-160 bps(2)
Operating Expenses(3)	811.8	746.2	8.8%
% of Net Sales	19.1%	21.1%	-200 bps(2)
EBITDA	300.7	235.6	27.7%
EBITDA Margin - %	7.1%	6.7%	40 bps(2)
Net Income	53.4	37.3	43.3%
Net Margin - %	1.3%	1.1%	20 bps(2)
Net Income excluded amortization of intangible	78.6	55.1	42.7%

(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Operating Expenses after Taxes and Charges

Grupo Pão de Açúcar operates 575 stores in 14 states and in the Federal District and recorded gross sales of R$ 17.6 billion in 2007. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (cash&carry) (Assai), e-commerce operations (Extra.com.br and Pão de Açúcar Delivery), and an extensive distribution network. The Group maintains differentiated consumer service and is strongly positioned in the country’s leading markets.

Operating Performance

The comments on the Group’s operating performance presented below refer to the consolidated pro-forma figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with the Atacadista Assai chain in São Paulo) and exclude restructuring costs.

The 1Q08 operating result was jeopardized by restructuring costs of R$ 23.0 million, R$ 8.7 million of which impacted selling expenses and R$ 14.3 million affected general and administrative expenses.

In order to allow an analysis of the Company’s real performance, these costs were excluded, as shown in the table below:

Income Statement - Pro-Forma Reconciliation (R$ thousand)

	As Reported		Pro-forma

		Restructuring
	1Q08		1Q08

Gross Sales Revenue	4,990,848		4,990,848
Net Sales Revenue	4,244,090		4,244,090
Gross Profit	1,112,564		1,112,564
Selling Expenses	(666,850)	8,680	(658,170)
General and Administrative Expenses	(138,393)	14,307	(124,086)
Operating Exp. (before Taxes and Charges)	(805,243)		(782,256)
Taxes and Charges	(29,567)		(29,567)
Total Operating Expenses	(834,810)	22,987	(811,823)
EBITDA	277,754		300,741
Depreciation and Amortization	(146,033)		(146,033)
EBIT	131,721		154,708
Net Financial Income (Expense)	(66,146)		(66,146)
Equity Income/Loss	1,227		1,227
Non-Operating Result	(3,040)		(3,040)
Income Before Income Tax	63,762		86,749
Income Tax	(20,738)	(5,747)	(26,485)
Income Before Minority Interest	43,024		60,264
Minority Interest	(3,277)		(3,277)
Employees' Profit Sharing	(3,600)		(3,600)
Net Income	36,147	17,240	53,387

% of net sales	1Q08		1Q08

	As Reported		Pro-Forma

Gross Profit	26.2%		26.2%
Selling Expenses	-15.7%		-15.5%
General and Administrative Expenses	-3.3%		-2.9%
Operating Exp. (before Taxes and Charges)	-19.0%		-18.4%
Taxes and Charges	-0.7%		-0.7%
Total Operating Expenses	-19.7%		-19.1%
EBITDA	6.5%		7.1%
EBIT	3.1%		3.6%
Net Financial Income (Expense)	-1.6%		-1.6%
Income Before Income Tax	1.5%		2.0%
Income Tax	-0.5%		-0.6%
Net Income	0.9%		1.3%

Sales Performance
Same-store sales increase 8.5% in the quarter

(R$ million)	1Q08	1Q07	Chg.
Gross Sales	4,990.8	4,168.0	19.7%
Net Sales	4,244.1	3,530.3	20.2%

First-quarter gross sales totaled R$ 4,990.8 million, 19.7% up on 1Q07, while net sales climbed by 20.2% to R$ 4,244.1 million, fueled by the consolidation of Assai’s sales and the impact of Easter. In the same-store concept, gross sales recorded an increase of 8.5% and net sales moved up by 8.9% .

Also in the same-store concept, food products posted a 7.6% year-on-year upturn, benefiting from Easter sales, due to the fact that Easter took place in the first quarter this year, while non-food items grew by 11.4%, led by the sub-categories “Mundo Casa” (general merchandise) and “Mundo Entretenimento” (entertainment), both of which recorded high period growth.

Among the formats, the Extra banner was the best performer, driven by Easter sales and the electronics subcategory (“Mundo Entretenimento”), while Pão de Açúcar, CompreBem and Sendas recorded growth very close to the Company average. Sendas Distribuidora’s same-store growth also made an important contribution to the healthy quarterly performance.

1Q08 gross margin of 26.2%
Adverse impact from Assai’s consolidation

	1Q08	1Q07	Chg.
(R$ million)
Gross Profit	1,112.6	981.8	13.3%
Gross Margin - %	26.2%	27.8%	-160 bps(2)
(2) basis points

The Group’s 1Q08 gross margin stood at 26.2%, 160 bps down on 1Q07. However, the comparison is a distorted one, given that this was the first complete quarter influenced by the consolidation of Assai, whose margins are substantially lower than those of the Company’s other banners. If we exclude the Assai chain, the Company’s gross margin would have come to 27.1%, still less than the 27.8% recorded in the 1Q07, reflecting the impact of the Easter promotional offers.

The reduction in the gross margin leveraged sales growth, generating a 13.3% increase in gross profit to R$ 1,112.6 million, versus R$ 981.8 million in 1Q07.

Operating Expenses
Stricter controls lead to a 210 bps reduction

	1Q08 Pro-forma	1Q07 Pro-forma	Chg.
(R$ million)(1)
Selling Expenses	658.2	606.1	8.6%
Gen. Adm. Exp.	124.1	117.1	6.0%

Operating Exp. (before Taxes and Charges)	782.3	723.2	8.2%
% of Net Sales	18.4%	20.5%	-210 bps(2)
Taxes & Charges	29.6	23.0	28.6%

Operating Expenses	811.8	746.2	8.8%
% of Net Sales	19.1%	21.1%	-200 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

The comments below refer to operating expenses before taxes and charges.

Pro-forma operating expenses represented 18.4% of net sales in 1Q08, 210 bps less than in the first three months of the previous year. In absolute terms, they totaled R$ 782.3 million, 8.2% up year-on-year. The consolidation of Assai accounted for an expense reduction of around 50 bps.

Pro-forma selling expenses recorded a hefty 170 bps reduction as a percentage of net sales, falling from 17.2%, in 1Q07, to 15.5%. In absolute terms, they stood at R$ 658.2 million, jeopardized by the following factors: (i) the opening of 31 new stores, plus the acquisition of the Rossi and Assai chains (5 stores and 15 stores, respectively) and (ii) the 6% period wage increase. Pro-forma G&A expenses totaled R$ 124.1 million, 6.0% up year-on-year. All the expenses related to the administrative overhaul, which resulted in the Company’s new management model, were booked in the 1Q08. We expect no further restructuring expenses this year.

These important advances in reducing operating expenses underline the Company’s efficiency gains. The expense committees (personnel, marketing, maintenance and others), which were implemented at the beginning of 2008, have played an important role in this process, although we believe there are still substantial gains to be captured throughout 2008.

Pro-forma EBITDA margin reaches 7.1% in the quarter

	1Q08 Pro-forma	1Q07 Pro-forma	Chg.
(R$ million)
EBITDA	300.7	235.6	27.7%
EBITDA Margin	7.1%	6.7%	40 bps(2)
(2) basis points

The pro-forma EBITDA margin, which excludes the restructuring effects, stood at 7.1% in the 1Q08, 40 bps higher than in the same period the year before. In absolute terms, pro-forma EBITDA totaled R$ 300.7 million, 27.7% up year-on-year.

This quarterly performance reflects the reduction in the gross margin and the substantial decrease in operating expenses.

Excluding the impact of Assai, pro-forma EBITDA margin would have come to 7.4%.

Financial Result

(R$ million)(1)	1Q08	1Q07	Chg.
Financ. Revenue	69.4	72.5	-4.2%
Financ. Expenses	(135.6)	(133.7)	1.4%

Net Financial Income	(66.1)	(61.2)	8.0%
(1) Totals may not tally as the figures are rounded off

Financial revenue fell 4.2% year-on-year in 1Q08 to R$ 69.4 million, pulled down by the period decline in the average cash position and the reduction in the base interest rate.

Financial expenses stood at R$ 135.6 million, 1.4% up on the R$ 133.7 million recorded in 1Q07, pressured by the increase in the Company’s gross debt, which was partially offset by the elimination of the CPMF (financial transaction tax) and the year-on-year decline in the base interest rate.

As a result, the net financial result was R$ 66.1 million negative, an 8.0% increase over the 1Q07.

Equity Income
Equity income records its first quarterly profit

With a 12.0% share of the Company’s sales, FIC – Financeira Itaú CBD posted its first-ever quarterly profit, recording 1Q08 equity income of R$ 1.2 million, versus a negative R$ 5.9 million in 1Q07.

The client portfolio closed the quarter at 5.6 million, 7.6% up year-on-year, while the receivables portfolio grew by 48.2% to R$ 1,292 million. This growth also reflects the absorption of the portfolio of co-branded cards previously belonging to Credicard.

The healthy performance was the result of a series of initiatives implemented throughout 2007, which generated important gains for the portfolio. Among the main such initiatives that will continue to generate benefits in 2008 are:

• growth in card activation levels due to exclusive promotions for private label and co-branded card holders; and

• expansion of the receivables portfolio, due to greater card use, the addition of new clients and the migration of private label cards to Mastercard co-branded cards.

Minority Interest: Sendas Distribuidora
Gross margin gains and a hefty reduction in expenses lead to a substantial improvement in the EBITDA margin

In the first quarter of 2008, Sendas Distribuidora’s gross sales accounted for 17.1% of the Company total. Operations in Rio de Janeiro recorded gross sales of R$ 853.4 million and net sales of R$ 744.1 million, in both cases representing a 7.2% improvement over the same period in 2007. The 1Q08 gross margin moved up 200 bps year-on-year to 27.6%, due to the following factors: (i) more advantageous negotiations with regional suppliers; (ii) a product assortment more appropriate for the target public and therefore more profitable; and (iii) the rationalization of special offers through a promotional policy that seeks a greater balance between discounts and regular prices, respecting the clustering of the recently implanted micro-regions without jeopardizing the Company’s price image. As a result, gross profit totaled R$ 205.2 million in the quarter, 15.7% up on the first three months of 2007.

Operating expenses fell by a hefty 330 bps over 1Q07, from 22.8% of net sales to 19.5%, and by 80 bps over 4Q07, demonstrating the consolidation of the programs to improve store productivity and impose greater control over administrative expenses and in-store expenses.

As a result 1Q08 EBITDA jumped 310.3% year-on-year to R$ 52.5 million, with a margin of 7.1%, versus 1.8% in 1Q07.

The net financial result totaled a negative R$ 23.2 million, a substantial 26.2% year-on-year improvement, pushed by the period upturn in financial revenue. Net income stood at R$ 4.7 million, thanks to the improved operating performance, generating a negative minority interest of R$ 2.7 million for the Group.

Minority Interest: Assai Atacadista
Beginning of store conversion program in the quarter

In the 1Q08, the Assai stores recorded gross sales of R$ 307.3 million, 6.2% of the Group’s total gross sales, and net sales of R$ 263.9 million. Total sales moved up 28.6% year-on-year and same-store by 14.8% One of the quarterly highlights was the initiation of the program to convert stores to the Assai banner, which got under way with the first conversion of a CompreBem store in São Paulo’s east zone, on March 12. A further three such conversions and the opening of one new store are scheduled before the end of the first half.

Gross profit totaled R$ 34.8 million, with a gross margin of 13.2%, impacted by deliberate margin reductions in order to gain market share in regions where we wish to consolidate our presence, such as Ribeirão Preto and Santo André. In addition, this result was expected as we adopted certain highly conservative assumptions in the 1Q08 in order to align controls with the Group’s accounting methods. This was particularly true in the case of the allowance for doubtful accounts and provisions for shrinkage lines.

For the coming quarter, managerial indicators point to a substantial improvement in the gross margin of around 100 bps, the result of a more appropriate margin mix without a negative impact on competitiveness.

Operating expenses represented 11.0% of net sales, remembering that the first quarter is traditionally the weakest for the cash&carry segment due to the school vacations in January and February. EBITDA totaled R$ 5.7 million, with a margin of 2.2% . Higher sales levels in the coming months will help dilute operating expenses and we are therefore maintaining our 2008 EBITDA margin target of more than 4%, fueled by a recovery as of the second quarter and a strong performance in the final three months.

Net income totaled R$ 1.0 million, generating a negative minority interest of R$ 0.4 million.

Net Income
Excluding restructuring expenses, growth would have been 43.3%

	1Q08 Pro-forma	1Q07 Pro-forma	Chg.
(R$ million)
Net Income	53.4	37.3	43.3%
Net Margin - %	1.3%	1.1%	20 bps(2)
(2) basis points

The Company posted a 1Q08 pro-forma net income of R$ 53.4 million, 43.3% up year-on-year.

The Company’s net income is impacted by a number of non-cash expenses, as follows:

1Q08
(R$ million)(1)
Pro-forma Net Income	53.4
Amortization of Goodwill	25.2
Non-Operating Result	(2.3)
Adjusted Net Income	76.3
(1) Totals may not tally as the figures are rounded off

Following this concept, which excludes non-cash expenses, adjusted net income amounted to R$ 76.3 million, a 42.9% increase as compared to the pro-forma net income.

Investments
Group invests R$ 118.5 million in 1Q08

First-quarter investments totaled R$ 118.5 million, versus R$ 204.2 million in 1Q07, allocated as follows: (i) the acquisition of four strategic sites; (ii) the construction of new stores (one Pão de Açúcar, to be opened in May, and one Extra hypermarket, scheduled for inauguration in June, as well as three Extra Fácil units); (iii) the opening of two new Extra Fácil stores and the conversion of one CompreBem outlet to the Assai format, all in São Paulo in 1Q08; and (iv) store renovations.

The funds were divided as follows:

• R$ 30.0 million in the opening and construction of new stores;

• R$ 33.8 million in the acquisition of strategic sites;

• R$ 35.7 million in store renovation;

• R$ 19.0 million in infrastructure (technology and logistics).

The information in the tables below has not been reviewed by the independent auditors.

Consolidated Income Statement - Corporate Law Method (thousand R$)
Pro-Forma

		1st Quarter

	2008	2007	%

Gross Sales Revenue	4,990,848	4,167,951	19.7%
Net Sales Revenue	4,244,090	3,530,349	20.2%
Cost of Goods Sold	(3,131,526)	(2,548,534)	22.9%
Gross Profit	1,112,564	981,815	13.3%
Selling Expenses	(658,170)	(606,125)	8.6%
General and Administrative Expenses	(124,086)	(117,118)	6.0%
Operating Exp. (before Taxes and Charges)	(782,256)	(723,243)	8.2%
Taxes and Charges	(29,567)	(22,998)	28.6%
Total Operating Expenses	(811,823)	(746,241)	8.8%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	300,741	235,574	27.7%
Depreciation	(108,091)	(99,562)	8.6%
Amortization of intangible	(34,628)	(24,370)	42.1%
Amortization of deferred	(3,314)	(2,994)	10.7%
Earnings before interest and taxes
-EBIT	154,708	108,648	42.4%
Financial Income	69,433	72,485	-4.2%
Financial Expenses	(135,579)	(133,717)	1.4%
Net Financial Income (Expense)	(66,146)	(61,232)	8.0%
Equity Income/Loss	1,227	(5,858)	-
Operating Result	89,789	41,558	116.1%
Non-Operating Result	(3,040)	(2,938)	3.5%
Income Before Income Tax	86,749	38,620	124.6%
Income Tax	(26,485)	(19,938)	32.8%
Income Before Minority Interest	60,264	18,682	222.6%
Minority Interest	(3,277)	22,175	-
Income Before Profit Sharing	56,987	40,857	39.5%
Employees' Profit Sharing	(3,600)	(3,600)	0.0%
Net Income	53,387	37,257	43.3%
Net Income per share	0.2342	0.1637	43.1%
No of shares (in thousand)	227,919	227,543
Net Income excluded amortization of goodwill	78,587	55,057	42.7%
Net Income per share excluded amortization of goodwill	0.3448	0.2420	42.5%

% of net sales	1Q08	1Q07

Gross Profit	26.2%	27.8%
Selling Expenses	-15.5%	-17.2%
General and Administrative Expenses	-2.9%	-3.3%
Operating Exp. (before Taxes and Charges)	-18.4%	-20.5%
Taxes and Charges	-0.7%	-0.7%
Total Operating Expenses	-19.1%	-21.1%
EBITDA	7.1%	6.7%
Depreciation	-2.6%	-2.8%
Amortization	-0.1%	-0.1%
EBIT	3.6%	3.1%
Net Financial Income (Expense)	-1.6%	-1.7%
Non-Operating Result	-0.1%	-0.1%
Income Before Income Tax	2.0%	1.1%
Income Tax	-0.6%	-0.6%
Minority Interest/Employees' Profit	-0.2%	0.5%
Net Income	1.3%	1.1%
Net Income excluded amortization of goodwill	1.9%	1.6%

Consolidated Income Statement - Corporate Law Method (thousand R$)
As Reported

		1st Quarter

	2008	2007	%

Gross Sales Revenue	4,990,848	4,167,951	19.7%
Net Sales Revenue	4,244,090	3,530,349	20.2%
Cost of Goods Sold	(3,131,526)	(2,548,534)	22.9%
Gross Profit	1,112,564	981,815	13.3%
Selling Expenses	(666,850)	(606,484)	10.0%
General and Administrative Expenses	(138,393)	(118,066)	17.2%
Operating Exp. (before Taxes and Charges)	(805,243)	(724,550)	11.1%
Taxes and Charges	(29,567)	(22,998)	28.6%
Total Operating Expenses	(834,810)	(747,548)	11.7%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	277,754	234,267	18.6%
Depreciation	(108,091)	(99,562)	8.6%
Amortization of intangible	(34,628)	(24,370)	42.1%
Amortization of deferred	(3,314)	(2,994)	10.7%
Earnings before interest and taxes
-EBIT	131,721	107,341	22.7%
Financial Income	69,433	72,485	-4.2%
Financial Expenses	(135,579)	(133,717)	1.4%
Net Financial Income (Expense)	(66,146)	(61,232)	8.0%
Equity Income/Loss	1,227	(5,858)	-
Operating Result	66,802	40,251	66.0%
Non-Operating Result	(3,040)	(2,938)	3.5%
Income Before Income Tax	63,762	37,313	70.9%
Income Tax	(20,738)	(19,938)	4.0%
Income Before Minority Interest	43,024	17,375	147.6%
Minority Interest	(3,277)	22,175	-
Income Before Profit Sharing	39,747	39,550	0.5%
Employees' Profit Sharing	(3,600)	(3,600)	0.0%
Net Income	36,147	35,950	0.5%
Net Income per share	0.1586	0.1580	0.4%
No of shares (in thousand)	227,919	227,543
Net Income excluded amortization of goodwill	61,347	53,750	14.1%
Net Income per share excluded amortization of goodwill	0.2692	0.2362	13.9%

% of net sales	1Q08	1Q07

Gross Profit	26.2%	27.8%
Selling Expenses	-15.7%	-17.2%
General and Administrative Expenses	-3.3%	-3.3%
Operating Exp. (before Taxes and Charges)	-19.0%	-20.5%
Taxes and Charges	-0.7%	-0.7%
Total Operating Expenses	-19.7%	-21.2%
EBITDA	6.5%	6.6%
Depreciation	-2.6%	-2.8%
Amortization of intangible	-0.8%	-0.7%
Amortization of deferred	-0.1%	-0.1%
EBIT	3.1%	3.0%
Net Financial Income (Expense)	-1.6%	-1.7%
Non-Operating Result	-0.1%	-0.1%
Income Before Income Tax	1.5%	1.1%
Income Tax	-0.5%	-0.6%
Minority Interest/Employees' Profit	-0.2%	0.5%
Net Income	0.9%	1.0%
Net Income excluded amortization of goodwill	1.5%	1.5%

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	3/31/2008	12/31/2007

Current Assets	5,100,875	5,009,134
Cash and Banks	171,011	414,013
Marketable securities	1,041,950	650,119
Credit	561,807	536,867
Customer credit financing	-	-
Credit sales with post-dated checks	40,129	45,450
Credit cards companies	462,456	409,731
Sales vouchers and others	69,185	88,107
Allowance for doubtful accounts	(9,963)	(6,421)
Resulting from commercial agreements	335,194	453,889
Accounts receivable - PAFIDC	819,659	825,606
Inventories	1,491,962	1,534,242
Recoverable taxes	361,090	379,980
Deferred income tax	145,981	88,128
Prepaid expenses and others	172,221	126,290
Noncurrent Assets	7,739,686	7,736,972
Long-Term Assets	2,160,134	2,053,777
Trade accounts receivable	374,260	371,221
Recoverable taxes	133,794	142,159
Deferred income and social contribution taxes	1,024,230	1,026,540
Amounts receivable from related parties	261,506	252,890
Judicial deposits	302,166	205,000
Others	64,178	55,967
Permanent Assets	5,579,552	5,683,195
Investments	112,214	110,987
Property and equipment	4,822,235	4,820,179
Intangible assets	571,049	674,852
Deferred charges	74,054	77,177

TOTAL ASSETS	12,840,561	12,746,106

LIABILITIES	3/31/2008	12/31/2007

Current Liabilities	2,994,288	4,352,714
Accounts payables to suppliers	1,878,811	2,324,975
Loans and financing	498,952	615,227
Recallable fund quotas - PAFIDC	-	823,802
Debentures	6,517	27,881
Payroll and related charges	168,960	173,053
Taxes and social contributions payable	83,142	102,418
Dividends proposed	50,084	50,084
Financing for purchase of fixed assets	35,264	15,978
Rents	31,676	44,159
Others	240,882	175,137
Long-Term Liabilities	4,649,481	3,243,582
Loans and financing	1,433,988	919,294
Recallable fund quotas - PAFIDC	845,960	-
Debentures	779,650	779,650
Taxes payable in installments	235,331	250,837
Provision for contingencies	1,265,613	1,216,189
Others	88,939	77,612

Minority Interest	141,090	137,818

Shareholder's Equity	5,055,702	5,011,992
Capital	4,157,421	4,149,858
Capital reserves	517,331	517,331
Revenue reserves	380,950	344,803

TOTAL LIABILITIES	12,840,561	12,746,106

Consolidated Cash Flows - Corporate Law Method (thousand R$)

	March 31

Cash flow from operating activities	2008	2007

Net income for the year	36,147	35,950
Adjustment to reconcile net income
Deferred income tax	13,184	13,078
Residual value of permanent asset disposals	3,046	4,094
Net gains from shareholding dilution	-	-
Depreciation and amortization	146,034	126,926
Interest and monetary variations, net of payments	59,375	(8,262)
Equity Income results	(1,227)	5,858
Provision for contingencies	35,045	12,502
Provisions for Fixed Assets Write-Off and losses	2,479	557
Provisions for Goodwill Amortization	-	-
Minoritary interest	3,277	(22,175)

	297,360	168,528

(Increase) decrease in assets
Accounts receivable	100,065	280,647
Inventories	42,280	(79,483)
Recoverable Taxes	30,129	(16,322)
Others assets	(54,002)	(47,087)
Related parties	3,046	9,639
Judicial Deposits	(92,809)	(9,129)

	28,709	138,265

Increase (decrease) in liabilities
Suppliers	(446,164)	(408,099)
Payroll and related charges	(4,093)	(6,451)
Income and Social contribution taxes payable	(37,111)	(21,380)
Others accounts payable	40,251	(6,868)

	(447,117)	(442,798)

Net cash flow generated (used) by operating activities	(121,048)	(136,005)

	March 31

	2008	2007

Net cash from investing activities
Cash net in subsidiaries	-	-
Amortization of PAFIDC quotas	-	-
Acquisition of enterprises	-	-
Capital increase in subsidiaries	-	-
Acquisition of property and equipment	(99,261)	(169,943)
Increase in intangible assets	(10)	-
Increase in deferred assets	(191)	(3,747)
Sales of property and equipment	-	-

Net cash flow used in investing activities	(99,462)	(173,690)

Cash Flow from Financing Activities
Capital Increase	7,563	-
Increase of minority interest	-	-
Capital Reserve Increase	-	-
Financings
Funding and Re-Financing	660,697	69,393
Payments	(298,921)	(184,557)
Dividend payments	-	-

Net cash flow generation (expenditure) in financing activities	369,339	(115,164)

Net increase (decrease) in cash and cash equivalents	148,829	(424,859)

Cash, banks and marketable securities at end of year	1,212,961	856,652
Cash, banks and marketable securities at beginning of year	1,064,132	1,281,511

Changes in cash and cash equivalents	148,829	(424,859)

Cash flow suplemental information
Interest paid on loans and financings	49,039	107,066

Gross Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	950,398	19.0%	918,464	22.0%	3.5%
Extra*	2,532,298	50.8%	2,126,067	51.0%	19.1%
CompreBem	768,738	15.4%	718,600	17.3%	7.0%
Extra Eletro	85,345	1.71%	81,904	2.0%	4.2%
Sendas**	346,791	6.9%	322,916	7.7%	7.4%
Assai	307,278	6.2%	-	-	-

Grupo Pão de Açúcar	4,990,848	100.0%	4,167,951	100.0%	19.7%

* Include sales of banners Extra Fácil and Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	805,343	19.0%	775,079	22.0%	3.9%
Extra*	2,142,164	50.5%	1,792,425	50.8%	19.5%
CompreBem	658,259	15.5%	613,267	17.3%	7.3%
Extra Eletro	67,684	1.6%	64,682	1.8%	4.6%
Sendas**	306,714	7.2%	284,896	8.1%	7.7%
Assai	263,927	6.2%	-	-	-

Grupo Pão de Açúcar	4,244,090	100.0%	3,530,349	100.0%	20.2%

* Include sales of banners Extra Fácil and Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2008	2007

	1st Q	1st Q

Cash	50.6%	51.0%
Credit Card	40.1%	38.3%
Food Voucher	7.6%	7.9%
Credit	1.7%	2.8%
Post-dated Checks	1.2%	1.7%
Installment Sales	0.5%	1.1%

Stores by Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	Extra Perto	Extra Fácil	Assai	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

Opened							2
Closed				(2)
Converted				(1)				1

3/31/2008	153	91	42	175	62	15	21	16	575	1,331,275	65,582

1Q08 Results Conference Call
Thursday, May 8, 2008

Conference Call in Portuguese with simultaneous translation into English:

10:30 a.m. - Brasília time | 9:30 a.m. - New York time

Dial-in: +1 (973) 935-8893
Code: 33833995

A live webcast is available on the Company’s site: www.gpari.com.br/eng. The replay can be accessed after the end of the Call by dialing +1 (706) 645-9291; Code: 33833995.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3529-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: tereza.kaneta@mz-ir.com
Email: gpa.ri@grupopaodeacucar.com.br

Website: http://www.gpari.com.br/eng

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 6, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.